
September 30, 2011

<u>Via E-Mail</u>
Mr. Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Ave., Suite 900
Dallas, TX 75201

      Re: Red Mountain Resources, Inc.
                 Form 8-K
                 Filed June 28, 2011
                 File No. 000-54444

Dear Mr. Barksdale:

This letter replaces the letter sent to you on July 28, 2011.

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed June 28, 2011</u>

<u>General</u>

1.   Where comments on one section of your filing also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, include in your response letter precise page number references keying each response to the page(s) of the document where the responsive disclosure can be found. This will expedite our review.

2.   Please provide all of the missing exhibits to the filing. We note, for example, the items on the exhibit list on pages 33 and 34 that you have indicated will be provided by amendment.

3.   We note your correspondence letter dated March 18, 2011 discussing the reverse recapitalization transaction, which was expected to close in April or May 2011. As the transaction closed later than anticipated on June 22, 2011, we are currently reviewing how the delay may impact the financial statement information presented in this filing and any future filings as well as the information discussed in our response letter dated March 22, 2011. We may have further comments.

4.   We note your references on page 12 to hydraulic fracturing and actual or potential regulation. However, we are unable to locate any other discussion of that process in your filing. Please clarify whether hydraulic fracturing is a material part of your current operations. To the extent that it is, please revise your risk factor section to disclose all material risks related to any hydraulic fracturing operations, including financial and operational risks.

Entry into a Material Definitive Agreement, page 2

5.   We note that you are using a capitalized term "Loan" without defining it. Please define all capitalized terms and ensure that you use defined terms consistently throughout.

6.   Please explain here the relationship between Bamco Gas, LLC and the registrant. We note that on page 21, Bamco Gas, LLC is described as "another entity that Red Mountain Resources, Inc. has issued a letter of intent to purchase." On page P-6, there is a further statement that "the potential acquisition of BAMCO, Inc. is not yet a [sic] probable." Ensure that you clarify the status of any potential acquisition of Bamco Gas, LLC or related entities.

7.   Please revise to address the following issues:

   - Page 2, paragraph (1) – Clarify to whom the Promissory Notes were issued. Clarify to whom the shares of Red Mountain were issued.

   - Page 2, paragraph (2) – We note your reference to "proceeds of the loans." Clarify which loans.

   - Paragraph with the heading "Black Rock Promissory Note" – There is a statement that "[t]he notes are due on the earlier of September 30, 2011; the Closing of the acquisition of Black Rock by the Company or the closing of an additional equity financing of $2,000,000 [emphasis added]." Clarify the status of the repayment of the notes in view of the fact that the Closing has occurred.

Completion of Acquisition or Disposition of Assets, page 3

8.   Please provide all disclosure required by Item 404 of Regulation S-K.

9.   We note the statement at page F-16 that Black Rock Capital LLC is a passive working
        and net revenue interest owner in the oil and gas industry. Please revise your disclosure
        regarding your business and operations that begins at page 3 to provide such information,
        or tell us why such statement does not reflect your present operations.

10.   You state on page 4 that Black Rock purchased the Madera assets in May 2011 for $4.5
        million. However, on page 18 you state that the acquisition date was April 29, 2011, and
        the price was $4.8 million. Page 21 states a price of $4.74 million. Other amounts are
        provided elsewhere in the filing. Please revise your filing throughout for consistency as
        to date and price.

11.   We note your statements at page 5 that you have an experienced team of managers and
        consultants with significant experience who have participated in over 1,000 wells in 11
        U.S. states and 9 countries globally, and a history of prospect identification and value
        creation. If you retain such statements, please identify the team of managers and
        consultants with such experience, and tell us the nature of their participation in such wells
        and prospects.

12.   We note your statement at page 6 that you intend to retain a high degree of operational
        control over your asset base, through a high average working interest or acting as the
        operator in your areas of significant activity. If you retain such statement, please provide
        support in your amendment. For example, we note your disclosure at page 19 that
        ConocoPhillips operates the Villareal property, and we note that your interests in your
        other properties do not appear to provide you with a high degree of operational control.

13.   With a view toward disclosure, please provide support for your statement at page 7 that
        you intend to develop a managerial and operational team with experience in the oil and
        gas industry, and with a proven track record of creating value organically and through
        strategic acquisitions. Similarly, please provide support for your statement that your
        team will be supported by a board of directors with experience in the oil and gas industry,
        capital markets and public companies. In the alternative, please remove such statements.

Business Activities and Recent Developments, page 4

14.   Your disclosure here states that your current areas of operation include "the Permian
        Basin in New Mexico and Texas…" but your disclosure at the bottom of page 5 indicates
        that your only activity in the Permian Basin is in Lea County, New Mexico. Please revise
        your disclosure to clarify whether your operations in the Permian Basin include areas in
        Texas.

<u>Markets, page 7</u>

15.   Please tailor your discussion in this section to your oil and gas interests.

16.   Please revise your disclosure to clarify the distribution methods for production from your interests.

<u>Risk Factors, page 10</u>

17.   Please revise your Risk Factors so that each risk factor is set forth under a subcaption that adequately describes the risk.   For example, and without limitation, the caption "Markets" at page 11 does not describe the risks presented under such caption.

18.   Please ensure that each risk factor is tailored to your company. For example, and without limitation, it is not clear why you have referenced in this filing "proceeds from this offering" at page 14.

<u>Operating Hazards and Uninsured Risks, page 11</u>

19.   Please reconcile your statement at page 11 that you have secured general liability insurance and insurance against such things as blowouts and pollution risks, with your disclosure at page F-16 that as of February 28, 2011, Black Rock Capital LLC had not acquired its own insurance coverage over its interests in the properties, instead relying on the third party operators for the properties to maintain insurance to cover operations.

<u>Working Capital, page 13</u>

20.   Please provide more precise disclosure in this section regarding your working capital needs for the next twelve months. In that regard, you state at page 13 that your working capital needs are estimated to exceed approximately $5,000,000 over the next twelve months. However, you state at page 6 that you plan to spend up to $22,500,000 to acquire and develop your properties during 2011.

<u>Regulation of Penny Stocks, page 16</u>

21.   We note your reference in the second paragraph of this risk factor to the rules adopted by the Securities and Exchange Commission to regulate penny stocks. Please expand your disclosure to clarify the related risks.

<u>Rule 144 Sales, page 16</u>

22.   Please revise your disclosure to reflect the restrictions on the use of Rule 144 for former shell companies. Refer to Rule 144(i).

Management's Discussion and Analysis of Financial Condition, page 17

23.   Please clarify your intended meaning for the term "Milestones" that you use at page 17. For example, please clarify whether the timeline provided relates to your planned operations.

24.   Please update your disclosure at page 18 regarding your planned use of proceeds from your offering. For example, and without limitation, you refer to the use of proceeds for the Cross Border share purchases, but also disclose that you used proceeds from the promissory notes to purchase the Cross Border shares.

25.   Please identify in this section the operators of each of the properties in which you have a material interest.

26.   Please identify the principal member of Black Rock and the related party that you reference on page 21.

27.   We note your disclosure at page 21 that you needed to obtain the permission of The First State Bank of Lonoke, who holds mortgages on substantially all of your oil and gas interests, in order to consummate the merger transaction. Please provide risk factor disclosure to address all material, related risks.

28.   Please revise your disclosure to clarify why you purchased a loan that The First State Bank of Lonoke had due from BAMCO, Inc. In that regard, it is not clear why you would be required to purchase a loan for a company that you have not yet acquired.

Working Capital Needs, page 21

29.   Please revise your disclosure to provide more detail in this section regarding your working capital needs. For example, and without limitation, please disclose the anticipated cash calls, if any, on the Villareal property within the next twelve months.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, page 24

30.   We note your statement that "On May 24, 2011, the Board of Directors approved the assumption of the loan of approximately $2,800,000 to Black Rock form the First State Bank of Lonoke conditioned upon the Black Rock Closing." Please explain whether the loan was in fact assumed at the closing. Also, please clarify whether the $2,800,000 Promissory Note and the "new Note" for $2,800,000 referred to in the sentences that follow relate to the same loan or different loans.

Changes in Control of Registrant, page 25

31.   We note your statement that "Ms. Lamson, a former director and officer of the Company, has returned 225,000,000 shares of common stock to the Company for cancellation." Please clarify whether or not Ms. Lamson received any consideration in exchange for returning the shares of common stock.

Unregistered Sales of Equity Securities, page 24

32.   We note your statement that "[o]n June 22, 2011, the Company issued 27,000,000 shares of common stock to the equity holders of Black Rock under the Black Rock Capital acquisition, which shares are exempt from registration under Section 4(6) of the Securities Act of 1933 as amended…." There is no Section 4(6) of the Securities Act. Please revise as appropriate.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 27

33.   Please revise your filing to clarify who is serving as your executive officers and directors after the change in control involving Black Rock Capital, Inc. Similarly, please tell us why you have provided detailed disclosure regarding Messrs. Koock and Harlow, as it does not appear that they are now serving as your officers and directors.

34.   Please briefly describe in this section any arrangement or understanding between Mr. Barksdale and any other person pursuant to which he was or is to be selected as an officer. See Item 401(b) of Regulation S-K. In that regard, we note your disclosure in your current report on Form 8-K filed on June 23, 2011 regarding the arrangement with your lender that Alan Barksdale must be the only officer as President of Black Rock Capital, Inc. and chief executive officer of Red Mountain Resources, Inc. during the term of the loan. In addition, please add related risk factor disclosure, as applicable.

35.   We note that you have provided only part of the required biographical information relating to Mr. Barksdale. Please refer to Item 401(e) of Regulation S-K and revise to provide all of the required information.

36.   Please revise your filing to clarify all material relationships between Mr. Barksdale and Black Rock Capital, Inc. before the merger with Red Mountain Resources.

Conflicts of Interest, page 28

37.   We note that in the Risk Factors section, under the heading "Conflicts of Interest" on page 15, you mention specific conflicts of interest that exist because of Mr. Barksdale's role with StoneStreet Operating Company, LLC. Please discuss those issues here as well.

Summary Executives Compensation Table, page 29

38.   Please revise your disclosure to provide executive compensation information for Black Rock Capital, Inc. for the nine months ended February 28, 2011.

39.   It appears that you have omitted text from footnotes (3) and (4) to your table at page 29. Please revise.

40.   Please disclose all material terms of your employment agreement with Alan Barksdale. For example, and without limitation, please disclose the material terms related to the annual performance bonus, long-term incentives, and payments upon termination.

Disclosure of oil and gas operations, page 32

41.   Please revise your disclosure to provide the disclosures required by Regulation S-K, Item 10(e), with regard to "PV-10," which is a non-GAAP measure.

Exhibits

42.   Please file all material contracts. See Item 601(b)(10) of Regulation S-K. For example, and without limitation, please file the operating agreements that you reference at pages 15 and F-11. In addition, please file all material agreements related to your outstanding debt. Please also ensure that you have filed the executed version of each of your material contracts. For example, and without limitation, we note that the lockup agreement filed as Exhibit 10.9 is not the executed version of such agreement.

Statement of Cash Flows, page F-6

43.   Please explain to us why development costs incurred are not reflected here as cash flows for investing activities here and in the statement of cash flows for the properties acquired from MSB Energy, Inc.

Financial Statements of Black Rock Capital LLC

Oil and Gas Properties, page F-8

44.   You state that employee costs associated with production are expensed in the period incurred. Please clarify your disclosures and revise your accounting policy and your financial statements, if necessary, to reflect that *all* costs associated with production (not only employee costs) are expensed in the period incurred. Please do the same for the properties acquired from MSB Energy, Inc. Refer to the guidance in Regulation S-X, Rule 4-10(c)(5) and Rule 4-10(a)(20) and related literature.

45.   You state here that unit-of-production rates are based on the amount of proved reserves that are estimated to be recoverable from existing facilities using current operating methods. We also note your definitions of proved reserves on page F-17. Please refer to the definition of proved reserves at Regulation S-X, Rule 4-10(a)(22) and revise your disclosure and, if necessary, accounting to comply with that definition. Please do the same for the properties acquired from MSB Energy, Inc.   Refer also to Rule 4-10(a)(6), which defines developed reserves, and Rule 4-10(a)(31), which defines undeveloped reserves.

Standardized Measure of Discounted Future Net Cash Flows, page F-19

46.   We are unable to understand your disclosure of changes in the standardized measure of discounted future net cash flows on page F-21. For example, we do not understand how development costs incurred during the period would increase future cash flows. Development costs incurred during the period that had been included in the purchase price of reserves in place would decrease rather than increase future cash flows. In addition, we note you have included an amount that decreased the standardized measure for "revisions of previous estimates"; however, we are unable to locate a corresponding revision to proved reserve quantities included in the table on page F-18. We also do not understand "changes in production rates (timing) and other." Please revise your disclosure to utilize the terminology provided at ASC 932-235-50-35 here and also for the properties acquired from MSB Energy, Inc.

47.   We note certain information disclosed in the tables presented in this footnote 9 provide reserve information on a gross (rather than net) basis. Your disclosures in this note should be limited to your owned interests. Therefore, please revise your disclosures, as applicable, to provide your net interests only.

Engineering Comments

Guide 2. Disclosure of oil and gas operations, page 32

48.   We note your reference to Guide 2 here. Please be advised that SEC Industry Guide 2 has been superseded by the 1200 Items of Regulation S-K available at: http://www.sec.gov/rules/final/2008/33-8995.pdf
        Please amend your document to comply with Items 1201-1208 of Regulation S-K. Disclose your gas reserves figures separately from your oil reserves figures.

49.   Please amend your document to disclose whether your oil and gas reserves were estimated by company personnel or third party consultants as well as the related information required by the 1200 items of Regulation S-K.

50.   Please furnish to us the petroleum engineering reserve reports you used as the basis for your proved and unproved reserve disclosures. The report(s) should include:

> a) One-line recaps for each property sorted by field and by present worth within each reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
> b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
> c) Individual income forecasts for each of the reserve entities in the Permian basin and in the Gulf Coast areas;
> d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, and analogy well performance) for the largest entity (net equivalent reserve basis) in each of your two operating areas, as well as the AFE for each of the two largest PUD properties.

51. Your table on page 33 includes the column header "P2 (P50)". Please amend your document to clarify whether this column presents "probable reserves" (P2) or "proved and probable reserves (P50). Be advised proved reserves should be presented separately from unproved reserves per guidance in Question 105.01 of our Compliance and Disclosure Interpretations: www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

52. Please support to us your presentation, on page 33, of lease operating expenses costs of 16¢/MCF with illustrative calculations using production costs and oil and gas production volumes disclosed in your document.

53. We note your statement, "Subsequent to the date of the audit report, Black Rock obtained an updated reserve report as of February 28, 2011 which...do not agree with the unaudited information included in footnote 9 of the Black Rock LLC financial statements..." Please explain the reasons you have not updated your financial statements to incorporate these updated reserve estimates.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Gallant, Esq. – Graubard Miller (via e-mail)